Exhibit 21.1

SIGNIFICANT SUBSIDIARIES

KIMCO CAPITAL CORP.	42-1530539
KIMCO REALTY SERVICES	13-3895573
KIMCO LATIN AMERICA CORPORATION	26-1423133
KRC LATIN AMERICAN HOLDINGS L.P.	98-0558416
KRC MEXICO ACQUISITION, LLC	74-3242843
KIMCO INCOME OPERATING PARTNERSHIP, L.P.	51-0389547
KIMCO NORTH HOLDINGS III, INC.	71-0867620
KIMCO NORTH TRUST III	56-6643357

105